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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ARENA PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	23-2908305
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6166 Nancy Ridge Drive, San Diego, California 92121
(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

        Securities Act registration statement file number to which this form relates (if applicable): N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of Class)

        The Commission is respectfully requested to send copies of all notices, orders and communications to:

STEVEN W. SPECTOR, ESQ. ARENA PHARMACEUTICALS, INC. 6166 NANCY RIDGE DRIVE SAN DIEGO, CALIFORNIA 92121	LAWRENCE LEDERMAN, ESQ. MILBANK, TWEED, HADLEY & MCCLOY LLP 1 CHASE MANHATTAN PLAZA NEW YORK, NEW YORK 10005

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Description of Registrant's Securities to be Registered.

        On October 30, 2002, the Board of Directors (the "Board of Directors") of Arena Pharmaceuticals, Inc. (the "Company") adopted a Rights Agreement dated as of October 30, 2002, (the "Rights Agreement") between the Company and Computershare Trust Company, Inc., as Rights Agent, and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.0001 per share (the "Common Shares"), of the Company. The dividend of a Right is payable on November 13, 2002, (the "Record Date") to the holders of record of the Common Shares on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.0001 per share (the "Preferred Shares"), of the Company at a price of $36 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

        Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 10% or more (or more than the BVF Percentage in the case of BVF (as such terms are hereafter defined)) of the outstanding Common Shares (an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more (or more than the BVF Percentage in the case of BVF) of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights in the form attached as Exhibit C to the Rights Agreement. Because Biotechnology Value Fund, L.P., a Delaware limited partnership, Biotechnology Value Fund II, L.P., a Delaware limited partnership, BVF Investments, L.L.C., a Delaware limited liability company, BVF Partners L.P., a Delaware limited partnership, BVF Inc., a Delaware corporation, Mark N. Lampert, and their affiliates and associates (collectively, "BVF") presently beneficially own in the aggregate approximately 28% of the outstanding Common Shares, BVF will not be considered an "Acquiring Person" for purposes of the Rights Agreement unless BVF's beneficial ownership of Common Shares exceeds that level (the "BVF Percentage"), subject to reduction if BVF disposes of Common Shares.

        The Rights Agreement provides that none of the Company's directors or officers shall be deemed to beneficially own any Common Shares owned by any other director or officer by virtue of such persons acting in their capacities as such, including, without limitation, in connection with any formulation and publication of the Board of Directors recommendation of its position, and any actions taken in furtherance thereof, with respect to any acquisition proposal relating to the Company, a tender or exchange offer for any Common Shares or any solicitation of proxies with respect to any Common Shares.

        The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on October 30, 2012, (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

        The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

        Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Once issued upon exercise of Rights, each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of outstanding Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each outstanding Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each outstanding Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

        Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

        In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise thereof at the then current Purchase Price, that number of Common Shares having a market value of two times the Purchase Price. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

        At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more (or more than the BVF Percentage in the case of BVF) of the outstanding Common Shares, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish.

        The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, including an amendment to (i) fix a Final Expiration Date later than October 30, 2012, (ii) reduce the Redemption Price or (iii) increase the Purchase Price, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which was previously filed on November 1, 2002 as Exhibit 4.1 to the Company's Current Report on Form 8-K and incorporated herein by reference.

        As of October 30, 2002, there were 27,716,754 Common Shares issued and outstanding. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights three hundred fifty thousand (350,000) Preferred Shares.

Item 2.    Exhibits.

Exhibit No.	Description
4.1	Form of Rights Agreement, including the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, the Form of Right Certificate, and the Summary of Rights to Purchase Preferred Shares, respectively attached thereto as Exhibits A, B and C, dated as of October 30, 2002, between Arena Pharmaceuticals, Inc. and Computershare Trust Company, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Arena Pharmaceutical, Inc. on November 1, 2002).

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ARENA PHARMACEUTICALS, INC.

Date: November 4, 2002	By:	/s/ STEVEN W. SPECTOR Name: Steven W. Spector Title: Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Rights Agreement, including the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, the Form of Right Certificate, and the Summary of Rights to Purchase Preferred Shares, respectively attached thereto as Exhibits A, B and C, dated as of October 30, 2002, between Arena Pharmaceuticals, Inc. and Computershare Trust Company, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Arena Pharmaceutical, Inc. on November 1, 2002).

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INFORMATION REQUIRED IN REGISTRATION STATEMENT
  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits.
SIGNATURES
EXHIBIT INDEX